Exhibit 4.6

PRESTIGE CAPITAL CORPORATION

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The aggregate number of shares which the Corporation shall have the authority to issue is one hundred ten million (110,000,000) shares of all classes of stock, consisting of one hundred million (100,000,000) shares of common stock, $.001 par value, and ten million (10,000,000) shares of preferred stock, $.001 par value.

Common Stock: The common stock has equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders. The holders are not permitted to vote their shares cumulatively. Upon issuance of preferred stock, the common stock may have junior rights as compared to the preferred stock. Stockholders of the Corporation have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock: Our board of directors is authorized to establish the number of shares to be included in each series and the preferences, rights of conversion, limitations and other relative rights of each series. As of the date of this filing, our board of directors has not authorized a series, nor issued any preferred stock.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.

Voting Rights

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject shall be the act of the shareholders

Dividends

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and, upon the terms and conditions provided by law and its articles of incorporation.

Acquisition of Controlling Interest

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision.

Transfer Agent

Our transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.